SCHEDULE 13G

Amendment No. 0
Columbia Equity Trust, Inc.
Common Stock
Cusip  #197627102

Rule 13d-1(c)

Cusip #197627102
Item 1: Reporting Person  Oliver T. Carr, Jr.
Item 2: (b) X
Item 4: United States of America
Item 5: 687,191
Item 6: 0
Item 7: 687,191
Item 8: 0
Item 9: 694,066
Item 10: X
Item 11: 5.0%
Item 12: IN


SCHEDULE 13G

This Schedule 13G (the Schedule l3G), relating to shares of common stock, par value $.001 per share (the Common Stock), of Columbia Equity Trust, Inc, a Maryland corporation (the Issuer), is being filed with the Securities and Exchange Commission (the Commission)
on March 24th.   This Schedule 13G is being filed on behalf of
Oliver T. Carr, Jr. (Mr. Carr).

Item l(a)   Name of Issuer.

            Columbia Equity Trust, Inc.

Item 1(b)   Address of Issuers Principal Executive Offices.

            1750 H Street, NW
            Washington, DC 20006

Item 2(a)   Name of Person Filing.

            Oliver T. Carr, Jr.

Item 2(b) Address of Principal Business Office, or, if none, Residence.

            1750 H Street, NW
            Washington, DC 20006

Item 2(c)   Citizenship or Place of Organization.

            United States of America

Item 2(d)   Title of Class of Securities.

            Common Stock, par value $.001 per share (the Common Stock).

Item 2(e)   CUSIP Number

            197627 10 2

Item 3      Reporting Person.

            Not applicable

Item 4(a)-(b)

As of March 20, 2006, Mr. Carr beneficially owned
694,066 shares of the Issuers Common Stock, which represents 5.0% of the Issuers outstanding shares of common stock.

Item 4(c)

As of March 20, 2006, Mr. Carrs beneficial ownership includes the following: sole power to vote 687,191 shares of the Issuers Common Stock; shared power to vote or direct the vote of 0 shares of the Issuers Common Stock; sole power to dispose of 687,191 shares of the Issuers Common Stock;
shared power to dispose of 0 shares of the Issuers Common Stock.

Item 5      Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Carr is the beneficial owner of 6,875 shares held directly by his spouse. Mr. Carr maintains neither the power to vote or dispose of these shares. Mr. Carrs spouse maintains the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, these shares.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent
Holding Company.

	Not applicable

Item 8	Identification and Classification of Members of the Group.

	Not applicable

Item 9	Notice of Dissolution of Group.

	Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose of effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.


						___________March 24, 2006______
								      Date


						____/s/Oliver T. Carr, Jr._____
								   Signature


						_________Oliver T. Carr, Jr.___							                  Name/Title